SERIES PORTFOLIOS TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 30th day of November 2017, by and between Series Portfolios Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and together the “Funds”), and Magnetar Asset Management LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 30th  day of November 2017, as amended (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Operating Expenses in respect of each class of a Fund to the amount expressed as a percentage of each class’ respective average annual net assets listed in Appendix A (the “Annual Limits”).  In the event that the annualized Operating Expenses of a class of a Fund, as accrued each day through the last calendar day of each month, exceeds its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include the investment advisory or management fee and all expenses necessary or appropriate for the operation of the Fund and each of its classes as described in section 6(b) of the Investment Advisory Agreement, with the exception of  any extraordinary expenses, including but not limited to litigation expenses and judgments and indemnification expenses, and non-recurring expenses, such as expenses incurred in connection with any merger or reorganization.    For avoidance of doubt, Operating Expenses do not include any front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing plan fees, taxes, leverage/borrowing interest (including interest incurred in connection with bank and custody overdrafts), interest expense, dividends paid on short sales, brokerage and other transactional expenses, and acquired fund fees and expenses .

3. RECOUPMENT OF FEES AND EXPENSES. The Adviser retains its right to recoup any excess expense payments paid, or any advisory fees waived, by the Adviser pursuant to this Agreement, provided the aggregate amount actually paid by the Fund toward the Operating Expenses for such fiscal year (taking into account the recoupment) does not exceed the Annual Limits. The Adviser may recoup fees waived and expenses reimbursed in any fiscal year of the Fund for three fiscal years from the date on which the fee waiver or expense reimbursement occurred.  Any such recoupment is contingent upon review and approval by the Board of Trustees of the Trust (the “Board”) at the time it is requested by the Adviser and must be made in accordance with applicable guidance of the staff of the U.S. Securities and Exchange Commission. Such recoupment may not be paid prior to the Fund’s payment of current ordinary Operating Expenses.

4. TERM.  This Agreement shall become effective at the time the Fund commences operations and shall remain in effect for a period of two years from the effective date of the Funds’ prospectus, and annually thereafter, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION.  After this Agreement has been in effect for at least two (2) years from the effective date of the Funds’ prospectus, this Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of a Fund, or (ii) by the Adviser , such termination to be effective as of the close of business on the last day of the then-current term.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SERIES PORTFOLIOS TRUST on behalf of the series listed on Appendix A		MAGNETAR ASSET MANAGEMENT LLC

By:	/s/John J. Hedrick	By:	/s/Karl Wachter
Name:	John J. Hedrick	Name:	Karl Wachter
Title:	President and Principal Executive Officer	Title:	General Counsel

Appendix A

Series of Series Portfolios Trust	Operating Expense Limit as a Percentage of Average Daily Net Assets

MProved Systematic Long-Short Fund	1.35%

MProved Systematic Merger Arbitrage Fund	1.50%

MProved Systematic Multi-Strategy Fund	1.75%